Fleurs de Vie, Inc.
                                  206 Roosevelt
                               Boerne, Texas 78006

                                 April 28, 2006


Adelaja Heyliger                                    VIA FAX AND VIA EDGAR
Division of Corporate Finance                       ---------------------
United States Securities and Exchange Commission
Mail Stop 6010
100 F. Street, N.E.
Washington, D.C. 20549
Phone: (202) 551-3636
Fax: (202) 772-9218

Re:     Fleurs De Vie, Inc.
        Registration  Statement  on  Form  SB-2
        File  No.  333-131084

Dear  Mr.  Heyliger:

     Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 10:00 a.m. eastern time, Wednesday, May 3,
2006,  or  as  soon  thereafter  as  practicable.

     Additionally,   Fleurs De Vie, Inc.  (the  "Company") acknowledges that:

     o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o     The Company may not assert this action as defense in  any  proceeding
           initiated   by  the  Commission  or  any  person  under  the  federal
           securities laws of the United States.

     Please direct any comments or questions to our counsel, David M. Loev, Attorney at Law, at (713) 524-4110.


                                       Sincerely,

                                       Fleurs De Vie, Inc.

                                       /s/  Harold A. Yount, Jr.
                                       --------------------
                                       Harold A. Yount, Jr.
                                       Chief  Executive  Officer

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